SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of November, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

CORPORACION DURANGO, S.A. DE C.V. AND REPORTING GUARANTOR GROUP
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP                           10.7907
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND SEPTEMBER 30, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005
(Stated in thousands of Pesos and Dollars)
                                                                               US$ DLLS.
                                                      December 31, Sept 30,    Sept 30,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    772,577$    530,654      49,177
  Accounts receivable, net .........................   1,063,220   1,093,795     101,365
  Taxes recoverable and other assets ...............      93,770      51,988       4,818
  Inventories, net .................................     684,775     789,486      73,164
  Prepaid expenses .................................       1,063      10,556         978
  Current assets of discontinued operations ........     106,280           0           0
            Total current assets ...................   2,721,685   2,476,479     229,501
LONG-TERM RELATED PARTIES ..........................     300,850     355,293      32,926
PROPERTY, PLANT AND EQUIPMENT, net .................   7,424,271   7,302,628     676,752
INVESTMENT IN SUBSIDIARIES .........................   4,645,239   3,769,854     349,361
OTHER ASSETS, net ..................................     241,911     233,095      21,601
Noncurrent assets of discontinued operations .......     253,559           0           0
            Total  assets ..........................$ 15,587,515$ 14,137,349   1,310,142

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     127,327     169,300      15,689
  Interest payable .................................       1,050       1,905         177
  Trade accounts payable ...........................     307,759     356,252      33,015
  Notes payable ....................................      37,598      29,828       2,764
  Accrued liabilities ..............................     496,919     340,711      31,575
  Employee profit-sharing ..........................         863         848          79
  Current liabilities of discontinued operations ...     129,082           0           0
            Total  current liabilities .............   1,100,598     898,844      83,298
LONG-TERM DEBT .....................................   6,230,560   5,915,662     548,219
LONG-TERM RELATED PARTIES ..........................   1,535,028     771,274      71,476
LIABILITY FOR CAPITALIZATION........................   3,212,988           0           0
LONG-TERM NOTES PAYABLE ............................      47,643      28,269       2,620
DEFERRED TAXES......................................   1,399,676   1,522,081     141,055
LIABILITY FOR EMPLOYEE BENEFITS.....................     305,615     304,587      28,227
NONCURRENT LIABILITIES OF DISCONTINUES OPERATIONS ..     147,826           0           0
            Total long term liabilities ............  12,879,336   8,541,873     791,596
            Total  liabilities .....................  13,979,934   9,440,717     874,894
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,578,602   4,670,380     432,815
  Minority interest ................................      28,979      26,252       2,433
            Total stockholders' equity .............   1,607,581   4,696,632     435,248
            Total liabilities and stockholders' equi$ 15,587,515$ 14,137,349   1,310,142

               Exchange rate: $ 10.7907

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Sept  Acum. Sept
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$     62,152$     73,887       6,847
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss in subsidiaries ....................................    -342,645      66,760       6,187
       Depreciation and amortization ...........................     258,351     193,131      17,898
       Amortization of debt issuance cost and other
           financing costs .....................................     328,281           0           0
       Loss (gain) on sale of property, plant and equipment ....      13,154       1,912         177
       Deferred income taxes ...................................     398,338     101,215       9,380
       Other....................................................      19,008      30,516       2,828
       Total items which do not require cash....................     674,487     393,534      36,470
  Net resources generated from income ..........................     736,639     467,421      43,317
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      96,160    -104,711      -9,704
    Decrease (Increase) in current assets ......................     -89,938      32,289       2,992
    Decrease (increase) in account receivables, net ............     152,896     -30,575      -2,833
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................      26,581    -114,645     -10,624
  Resources generated by continued operating  ..................     922,338     249,779      23,148
  Assets and liabilities discontinued ..........................      22,282     -22,802      -2,113
  Resources generated by operating activities ..................     944,620     226,977      21,035
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -598,437  -4,323,525    -400,671
       Increase (Decrease) in capital ..........................          48     284,573      26,372
       Gain on shares sales ....................................           0   2,910,772     269,748
  Net resources generated from financing activities ............    -598,389  -1,128,180    -104,551
INVESTMENT ACTIVITIES:
       Acquisition of property, plant and equipment.............    -146,060     -51,569      -4,779
       Sale of property, plant and equipment....................      14,580       1,009          94
       Profit on sale of discontinued operations................           0      45,733       4,238
       Acquisition of shares ...................................           0     674,650      62,521
       Increase in deferred assets .............................      -8,881     -10,543        -977
  Net resources applied to investing activities ................    -140,361     659,280      61,097
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     205,870    -241,923     -22,420
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     566,707     772,577      71,597
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    772,577$    530,654US    49,177


* The exchange rate of 10.7907 was used for translation purposes.

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              3Q          3Q                      3Q          3Q
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 1,125,282$  1,120,428          0%      95,468     103,833          9%
COST OF SALES ...........................    888,204     937,837          6%      75,355      86,912         15%
     Gross profit........................    237,078     182,591        -23%      20,113      16,921        -16%

     Selling and Administrative expenses     145,239     109,666        -24%      12,322      10,163        -18%
     Operating income ...................     91,839      72,925        -21%       7,791       6,758        -13%
FINANCIAL EXPENSE:
Interest expense ........................    321,534     166,542        -48%      27,279      15,434        -43%
Interest income .........................    -19,568     -18,399         -6%      -1,660      -1,705          3%
Exchange (gain) loss, net ...............   -128,141       8,297     N/A         -10,872         769     N/A
Gain on monetary position ...............   -152,240     -29,776        -80%     -12,916      -2,759        -79%
  Total financial expense ...............     21,585     126,664        487%       1,831      11,739        541%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -482,058      22,817     N/A         -40,898       2,115     N/A
  Total other income (expense) ..........   -482,058      22,817     N/A         -40,898       2,115     N/A
  Income (loss) before income and asset t   -411,804     -30,922        -92%     -34,938      -2,866        -92%
Provisions for income and asset taxes ...     90,532       7,877        -91%       7,681         730        -90%
Provision for deferred income taxes .....   -138,800    -176,009         27%     -11,776     -16,311         39%
  Net income after taxes ................   -363,536     137,210     N/A         -30,843      12,715     N/A
Discontinued operations .................    -33,532     168,703     N/A          -2,845      15,634     N/A
Loss (Gain) in subsidiaries .............   -619,295    -147,225        -76%     -52,546     -13,643        -74%
Net income before minority interest......$   289,291$    115,732        -60%      24,548      10,724        -56%
  Minority interest......................         23     -13,527     N/A               2      -1,254     N/A
  Majority net income....................$   289,268$    129,259        -55%      24,546      11,978        -51%

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 3,219,513$  3,358,044          4%     270,662     305,962         13%
COST OF SALES ...........................  2,564,619   2,832,136         10%     215,596     258,002         20%
     Gross profit........................    654,894     525,908        -20%      55,066      47,960        -13%

     Selling and Administrative expenses     355,619     321,088        -10%      29,919      29,264         -2%
     Operating income ...................    299,275     204,820        -32%      25,147      18,696        -26%
FINANCIAL EXPENSE:
Interest expense ........................  1,024,861     424,111        -59%      86,075      38,676        -55%
Interest income .........................    -45,458    -387,732        753%      -3,817     -34,488        804%
Exchange (gain) loss, net ...............    151,410    -221,715     N/A          12,004     -20,464     N/A
Gain on monetary position ...............   -299,967     -88,475        -71%     -25,462      -7,968        -69%
  Total financial expense ...............    830,846    -273,811     N/A          68,800     -24,244     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -500,185     -99,582        -80%     -42,395      -8,942        -79%
  Total other income (expense) ..........   -500,185     -99,582        -80%     -42,395      -8,942        -79%
  Income (loss) before income and asset t  -1,031,75     379,049     N/A         -86,048      33,998     N/A
Provisions for income and asset taxes ...    100,569      11,027        -89%       8,517       1,020        -88%
Provision for deferred income taxes .....   -112,000     101,215     N/A          -9,493       8,895     N/A
  Net income after taxes ................  -1,020,325    266,807     N/A         -85,072      24,083     N/A
Discontinued operations .................    -40,510     126,160     N/A          -3,463      11,762     N/A
Loss (Gain) in subsidiaries .............   -180,349      66,760     N/A         -14,535       5,187     N/A
Net income before minority interest......$  -799,466$     73,887     N/A         -67,074       7,134     N/A
  Minority interest......................     -2,827      -1,814        -36%        -242        -173        -29%
  Majority net income....................$  -796,639$     75,701     N/A         -66,832       7,307     N/A

ON JULY 15, 2005, CORPORACION DURANGO, THROUGH ITS SUBSIDIARY, PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V., SOLD THE ASSETS OF ITS CHIHUAHUA PARTICLEBOARD MILL. WITH THIS TRANSACTION CORPORACION DURANGO ENDS ITS DIVESTING PROGRAM OF NON-STRATEGIC ASSETS. THIS LETS THE COMPANY TO REINVEST ON ITS PAPER PRODUCTION OPERATION.


SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:
FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE PARTIALLY-CONSOLIDATED FINANCIAL STATEMENTS.

1.1 CONSOLIDATION BASIS:
THE PARTIALLY-CONSOLIDATED FINANCIAL STATEMENTS, INCLUDE THE FINANCIAL STATEMENTS OF CORPORACION DURANGO, S.A. DE C.V. AND THE FOLLOWING
SUBSIDIARIES:
   COMPANIA PAPELERA DE ATENQUIQUE, S.A. DE C.V.
   EMPAQUES DE CARTON TITAN, S.A. DE C.V.
   ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
   PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.

INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED FOR CONSOLIDATION PURPOSES. THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ASSETS, LIABILITIES AND INCOME OF THE PARENT COMPANY AND THE SUBSIDIARIES WITH MORE THAN 50% OF OWNERSHIP.
1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
A) THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY HAVE BEEN PREPARED IN ACCORDANCE WITH BULLETIN B-10, AND ITS AMMENDMENTS,
ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THIS
BULLETIN REQUIRES A RESTATEMENT OF ALL THE FINANCIAL STATEMENTS PRESENTED IN CONSTANT MEXICAN PESOS AT THE DATE OF THE LAST ISSUED BALANCE SHEET. THEREFORE, THE FINANCIAL STATEMENTS ARE COMPARABLE
TO THE PREVIOUS YEAR.
THE NUMBERS ARE COMPARABLE IN THE SAME CURRENCY. CONSEQUENTLY, THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR HAVE BEEN RESTATED IN
THE CURRENCY AS OF THE DATE THE LAST FINANCIAL STATEMENTS WERE
ISSUED.
B) CONVERSION FIGURES OF FOREIGN SUBSIDIARIES IS DONE IN ACCORDANCE WITH BULLETIN B-15 "FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS" ACCORDINGLY , THE TRANSLATION IS DONE UNDER THE "FOREIGN ENTITIES" 1.3 VALUATION OF TEMPORARY INVESTMENTS:
THESE  INVESTMENTS ARE   REALIZABLE  WITHIN THREE MONTHS AND ARE
VALUED AT MARKET PRICE.
THE INCOME OR LOSS GENERATED IS INCLUDED IN THE STATEMENTS OF
OPERATIONS.
1.4 RIGHTS AND  LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN
DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE CLOSING OF THE YEAR'S EXCHANGE RATE.
THE EXCHANGE RATE ON SEPTEMBER 30st, 2005 WAS $10.7907.
1.5 INVENTORY VALUATION:
INVENTORIES ARE STATED AT AVERAGE COST, AND DO NOT EXCEED MARKET VALUE. THE AVERAGE COST APROXIMATES THE LAST PURCHASE OR PRODUCTION COST.



PROPERTY, PLANT AND EQUIPMENT:
PROPERTY, PLANT AND EQUIPMENT ARE RECORDED AT ACQUISITION COST AND RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) TO THE HISTORICAL COST. EXCEPT FOR MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN, RESTATED ACQUISITION COST IS EXPRESSED IN THE CURRENCY OF THE COUNTRY OF ORIGIN, CONVERTED INTO MEXICAN PESOS AT THE MARKET EXCHANGE RATE IN EFFECT
AT THE BALANCE SHEET DATE.
THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST IDENTIFIED WITH THE RELATED LIABILITY TO EACH PROJECT. DURING THE PERIOD THE
COMPANY DID NOT REGISTER ANY AMOUNT UNDER THIS CONCEPT.
DEPRECIATION:
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT, IS CALCULATED IN ACCORDANCE WITH RESTATED ASSET VALUE AND IS CALCULATED USING THE PRODUCTION UNITS METHOD BASED ON THE USEFUL LIFE AND ESTIMATED
PRODUCTION CAPACITY OF SUCH ASSETS. ASSETS ARE DEPRECIATED AS
FOLLOWS:
                           YEARS
BUILDINGS                 25-50
MACHINERY & EQUIPMENT     23-40
OFFICE EQUIPMENTS          5-10
TRANSPORTATION VEHICLES    1-5
COMPUTERS                  1-3



CONTINGENCY LIABILITIES:
LABOR OBLIGATIONS:
THE COMPANY ADOPTED THE NORMATIVE DISPOSITIONS RELATED TO BULLETIN D-3 "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THIS NORMATIVITY MODIFIES THE BASIS FOR CUANTIFICATION, RECOGNITION AND DISCLOSURE OF EXPENSES AND LIABILITIES RELATED TO RETIREMENT AND
SENIORITY PREMIUMS, INCLUDING FORMAL AND INFORMAL, REQUIRING ITS VALUATION USING THE ACTUARIAL METHOD OF "PROJECTED UNITARY CREDIT" WICH STATES THE OBLIGATION TO RECOGNIZE A LIABILITY (ASSET) OF TRANSITION AT THE MOMENT OF THE APPLICATION OF THIS BULLETIN, WHICH IS AMORTIZED IN DIRECT LINE OVER THE REMAINIG AVERAGE LABOR LIFE OF THE EMPLOYEES EXPECTED TO RECEIVE SUCH BENEFITS FROM THE RETIREMENT PLANS, REQUIRES AN ADDITIONAL LIABILITY IN CASE THE ACTUAL LIABILITY IS LARGER THAN THE PROJECTED NET LIABILITY (ASSET).
THE COST OF THE EMPLOYEE RETIREMENT PLANS (PENSIONS AND SENIORITY PREMIUMS), ARE RECOGNIZED AS COST IN THE YEARS IN WHICH THE SERVICES ARE PAID IN ACCORDANCE WITH CALCULATION PERFORMED BY INDEPENDENT ACTUARIES.
IN THE COMPANIES ESTABLISHED IN THE UNITED STATES OF AMERICA, THERE IS
A BENEFIT AND RETIREMENT PLAN (THE PLAN), WHICH COVERS ALL THE EMPLOYEES THAT MEET CERTAIN ELEGIBILITY REQUIREMENTS. THE BENEFITS OF THE PLAN ARE MAINLY BASED IN THE YEARS OF SERVICE AND THE COMPENSATION OF SUCH EMPLOYEES. CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES(THREE SUBSIDIARY COMPANIES) RECOGNIZES "MODIFICATIONS TO THE BULLETIN D-3 ON 2004" A NEW 2004 PLAN "ADDITIONAL BENEFITS AT RETIREMENT" IN ACCORDANCE
TO MODIFICATIONS TO BULLETIN D-3.



STOCKHOLDERS' EQUITY:
CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL RESERVE AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY.
THE RESTATED AMOUNT REPRESENTS THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF SEPTEMBER 30st, 2005. FIXED AND VARIABLE EQUITY COMPONENTS


                          AMOUNT          NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                        ----------         ------------
                        1,660,947          110,641,111



DEFERRED TAXES:
AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES" THE COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT
OF DEFERRED TAXES DERIVED FROM TEMPORARY DIFFERENCES AS A GAIN OR A LOSS, IN SUBSECUENT PERIODS THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX, USING THE APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF THE ASSETS AND LIABILITIES AS OF THE END OF THE PERIOD.






DISCONTINUED OPERATIONS:
THE COMPANY REPORTS ON DISCONTINUED OPERATIONS THE RESULT OF THE PARTICLEBOARD PLANT FROM PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V., FOR 2005 AND 2004 PERIODS.



BUSINESS SEGMENTS INFORMATION:
SEGMENT REPORTING INFORMATION IS PREPARED IN ACCORDANCE WITH BULLETIN B-5 "FINANCIAL INFORMATION BY SEGMENT". THE SEGMENTS REPORT BASED ON THE INTERNAL REPORT METHOD USED BY THE COMPANY.
THE COMPANY PRESENTS THE FOLLOWING BUSINESS SEGMENTS:
1. PACKAGING. PRODUCTION AND SALES OF CORRUGATED CONTAINER, AND MULTIWALL BAGS AND SACKS.
2. PAPER. PRODUCTION AND SALES OF KRAFT AND SEMI-KRAFT PAPER PRODUCED FROM VIRGIN FIBERS OR RECYCLED FIBERS.
3. OTHERS. PRODUCTION AND SALE OF PLYWOOD AND PARTICLEBOARD.
INTER-SEGMENTS SELLING PRICES ARE DETERMINED  BY THE MARKET .
THE COMPANY EVALUATES PERFORMANCE OF EACH BUSINESS UNIT BASED ON OPERATING RESULTS .
AS OF SEPTEMBER 30st., 2005 AND 2004, THE SEGMENT INFORMATION IS PRESENTED
AS FOLLOWS:

                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT            SEGMENT
    2005          INCOME        ACQUISITION           ASSETS
   ------        ---------     ------------      --------------
PACKAGING        3,294,143          40,483          26,848,462
PAPER            2,089,525          10,444           8,278,342
OTHERS              66,491             642           1,084,904
ELIMINATONS     (2,092,115)                        (22,074,359)
                ----------     ------------      --------------
TOTAL            3,358,044          51,569          14,137,349
                ==========     ============      ==============



                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT         SEGMENT
    2004          INCOME        ACQUISITION        ASSETS
   ------        ---------     ------------     --------------
PACKAGING        2,965,963          61,338         31,812,248
PAPER            1,870,363          14,395          8,910,562
OTHERS              78,089             706            439,673
ELIMINATIONS    (1,694,902)                       (25,859,109)
                ----------     ------------     --------------
TOTAL            3,219,513          76,439         15,303,374
                ==========     ============     ==============


THE FINANCIAL INFORMATION PRESENTED ABOVE IS USED IN THE DECISITION MAKING PROCESS BY THE COMPANY.



INTERNAL CONTROL:
THE COMPANY HAS STARTED IMPLEMENTATION ON THE SARBANES OXLEY ACT WITH THE ADVISE OF EXPERT ADVISORS.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  November 15, 2005		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer